Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2026 FIRST QUARTER RESULTS

Gurugram, India and New York, July 22, 2025 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited interim financial and operating results for its fiscal first quarter ended June 30, 2025.

(in thousands)	For the three months ended June 30, 2024	For the three months ended June 30, 2025	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$254,519	$268,846	5.6%	7.8%
Air Ticketing	$57,546	$60,125	4.5%	6.9%
Hotels and Packages	$146,846	$141,648	-3.5%	-1.7%
Bus Ticketing	$29,217	$38,753	32.6%	35.0%
Others	$20,910	$28,320	35.4%	38.7%
Results from Operating Activities	$27,858	$40,361	44.9%
Profit for the period	$21,046	$25,805	22.6%
Financial Summary as per non-IFRS measures
Adjusted Margin(2)
Air Ticketing	$89,109	$97,060	8.9%	11.5%
Hotels and Packages	$107,275	$121,881	13.6%	16.3%
Bus Ticketing	$32,356	$42,593	31.6%	34.1%
Others	$14,918	$21,495	44.1%	47.4%
Adjusted Operating Profit(2)	$39,139	$47,341	21.0%
Adjusted Net Profit(2)	$44,523	$49,429	11.0%
Gross Bookings	$2,380,358	$2,608,479	9.6%	12.4%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Financial Highlights for Fiscal 2026 First Quarter

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings increased by 12.4% YoY in 1Q26 to $2,608.5 million.
•
Adjusted Margin(2) – Air Ticketing increased by 11.5% YoY in 1Q26 to $97.1 million.
•
Adjusted Margin(2) – Hotels and Packages increased by 16.3% YoY in 1Q26 to $121.9 million.
•
Adjusted Margin(2) – Bus Ticketing increased by 34.1% YoY in 1Q26 to $42.6 million.
•
Adjusted Margin(2) – Others increased by 47.4% YoY in 1Q26 to $21.5 million.
•
Adjusted Operating Profit(2) improved to $47.3 million in 1Q26 versus $39.1 million in 1Q25, reflecting an improvement of $8.2 million YoY.
•
Adjusted Net Profit(2) improved to $49.4 million in 1Q26 versus $44.5 million in 1Q25, reflecting an improvement of $4.9 million YoY.

Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, commenting on the results, said,

“We had a great start to the new fiscal year with growth momentum continuing in April. However, it slowed down in May and June, especially in leisure travel, due to muted consumer sentiment and supply constraints as a result of the geopolitical situation and unfortunate crash of a passenger airplane in India. We believe this impact is short-term in nature and our view on the travel sector’s long-term growth prospects in India remains unchanged. Our diversified mix of business and variety of travel and ancillary services helped us navigate these short-term adversities and deliver a strong performance despite the headwinds.”

Mohit Kabra, Group Chief Financial Officer, MakeMyTrip, commenting on the results, said,

“Despite a challenging external environment, we have delivered a resilient performance with year-on-year improvement in profit. This performance underscores the importance of our diversified business portfolio, disciplined financial management, and operational agility. Recent domestic air passenger flown numbers indicate that the short term headwinds of the past quarter are gradually easing out.”

Fiscal 2026 First Quarter Financial Results

Our growth momentum in the new fiscal year continued in April 2025. However, our business growth was impacted in the months of May and June 2025 in quarter ended June 30, 2025 as compared to the quarter ended June 30, 2024 due to the terrorist attack on April 22, 2025 near Pahalgam, Jammu and Kashmir, India, which resulted in significant travel and infrastructure disruptions in the region, including the temporary closure of airports in several Indian cities in northern and western India until the ceasefire was agreed between India and Pakistan on May 10, 2025. Further, the passenger airplane crash in Ahmedabad, India in June 2025, also impacted travel demand.

To illustrate the impact of these unforeseen external events on our financial performance during the quarter ended June 30, 2025, we present below a monthly breakdown of our gross bookings for the quarter ended June 30, 2025 and June 30, 2024.

Gross Bookings							YoY Change			YoY Change in constant currency(1)
	April 2024	May 2024	June 2024	April 2025	May 2025	June 2025	April 2024	May 2024	June 2024	April 2025	May 2025	June 2025
	(Amounts in USD thousands)
Air Ticketing	452,688	500,470	443,998	529,895	467,677	435,743	17.1%	-6.6%	-1.9%	19.9%	-4.7%	0.8%
Hotels and Packages	165,617	223,230	222,497	209,458	241,633	236,728	26.5%	8.2%	6.4%	29.6%	10.5%	9.3%
Bus Ticketing	99,701	115,808	100,423	135,342	151,120	129,142	35.7%	30.5%	28.6%	38.7%	32.6%	30.9%
Others	17,488	19,415	19,080	23,806	24,187	23,845	36.1%	24.6%	25.0%	39.7%	27.3%	28.6%

Other key financial metrics such as revenue and Adjusted Margin were similarly impacted.

Revenue. We generated revenue of $268.8 million in the quarter ended June 30, 2025, an increase of 5.6% (7.8% in constant currency(1)) over revenue of $254.5 million in the quarter ended June 30, 2024, primarily as a result of an increase of 4.5% (6.9% in constant currency) in revenue from our air ticketing business, a decrease of 3.5% (1.7% in constant currency) in revenue from our hotels and packages business, an increase of 32.6% (35.0% in constant currency) in revenue from our bus ticketing business, and an increase of 35.4% (38.7% in constant currency) in revenue from our others business, each as further described below.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “About Key Performance Indicators and Non-IFRS Measures” and “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release.

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2024	2025	2024	2025	2024	2025	2024	2025
	(Amounts in USD thousands)
Revenue as per IFRS	57,546	60,125	146,846	141,648	29,217	38,753	20,910	28,320
Add: Customer inducement costs recorded as a reduction of revenue	31,563	36,935	39,083	47,415	3,139	3,840	447	880
Less: Service cost	—	—	78,654	67,182	—	—	6,439	7,705
Adjusted Margin(2)	89,109	97,060	107,275	121,881	32,356	42,593	14,918	21,495

Air Ticketing. Revenue from our air ticketing business increased by 4.5% (6.9% in constant currency) to $60.1 million in the quarter ended June 30, 2025, from $57.5 million in the quarter ended June 30, 2024. Our Adjusted Margin – Air ticketing increased by 8.9% (11.5% in constant currency) to $97.1 million in the quarter ended June 30, 2025, from $89.1 million in the quarter ended June 30, 2024. Adjusted Margin – Air ticketing includes customer inducement costs of $36.9 million in the quarter ended June 30, 2025 and $31.6 million in the quarter ended June 30, 2024, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 2.6% (5.2% in constant currency) primarily driven by a 5.0% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment). Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing increased marginally to 6.8% in the quarter ended June 30, 2025 as compared to 6.4% in the quarter ended June 30, 2024.

Hotels and Packages. Revenue from our hotels and packages business decreased by 3.5% (1.7% in constant currency) to $141.6 million in the quarter ended June 30, 2025, from $146.8 million in the quarter ended June 30, 2024, primarily driven by a decrease in revenue from our packages business. Our Adjusted Margin – Hotels and packages increased by 13.6% (16.3% in constant currency) to $121.9 million in the quarter ended June 30, 2025 from $107.3 million in the quarter ended June 30, 2024. Adjusted Margin – Hotels and packages includes customer inducement costs of $47.4 million in the quarter ended June 30, 2025 and $39.1 million in the quarter ended June 30, 2024, recorded as a reduction of revenue. The increase in Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 12.5% (15.3% in constant currency) primarily driven by a 17.0% increase in the number of hotel-room nights year over year.

Our Adjusted Margin % – Hotels and packages increased marginally to 17.7% in the quarter ended June 30, 2025 as compared to 17.5% in the quarter ended June 30, 2024.

Bus Ticketing. Revenue from our bus ticketing business increased by 32.6% (35.0% in constant currency) to $38.8 million in the quarter ended June 30, 2025, from $29.2 million in the quarter ended June 30, 2024. Our Adjusted Margin – Bus ticketing increased by 31.6% (34.1% in constant currency) to $42.6 million in the quarter ended June 30, 2025 from $32.4 million in the quarter ended June 30, 2024. Adjusted Margin – Bus ticketing includes customer inducement costs of $3.8 million in the quarter ended June 30, 2025 and $3.1 million in the quarter ended June 30, 2024, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 31.5% (34.9% in constant currency) driven by a 32.6% increase in the number of bus tickets year over year. Our Adjusted Margin % – Bus ticketing increased marginally to 10.3% in the quarter ended June 30, 2025 as compared to 10.2% in the quarter ended June 30, 2024.

Others. Revenue from our others business increased by 35.4% (38.7% in constant currency) to $28.3 million in the quarter ended June 30, 2025, from $20.9 million in the quarter ended June 30, 2024. Our Adjusted Margin – Others increased by 44.1% (47.4% in constant currency) to $21.5 million in the quarter ended June 30, 2025 from $14.9 million in the quarter ended June 30, 2024. Adjusted Margin – Others includes customer inducement costs of $0.9 million in the quarter ended June 30, 2025 and $0.4 million in the quarter ended June 30, 2024, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily due to an increase in other travel services, marketing alliances and ancillary services.

Other Income. Other income was $1.5 million in the quarter ended June 30, 2025 and $0.05 million in the quarter ended June 30, 2024.

Service Cost. Service cost decreased by 12.0% to $74.9 million in the quarter ended June 30, 2025 from $85.1 million in the quarter ended June 30, 2024.

Personnel Expenses. Personnel expenses increased by 5.3% to $40.2 million in the quarter ended June 30, 2025 from $38.2 million in the quarter ended June 30, 2024, primarily due to the annual wage increases effected in the quarter ended June 30, 2025, partially offset by the decrease in the share-based compensation costs in the quarter ended June 30, 2025 as compared to the quarter ended June 30, 2024.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 9.6% to $43.9 million in the quarter ended June 30, 2025 from $40.1 million in the quarter ended June 30, 2024, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $89.1 million in the quarter ended June 30, 2025 and $74.2 million in the quarter ended June 30, 2024. The details are as follows:

	For the three months ended June 30
	2024	2025
	(Amounts in USD thousands)
Marketing and sales promotion expenses	40,076	43,925
Customer inducement costs recorded as a reduction of revenue	74,232	89,070

Other Operating Expenses. Other operating expenses increased by 12.6% to $63.8 million in the quarter ended June 30, 2025 from $56.7 million in the quarter ended June 30, 2024, primarily due to an increase in operating expenses, including distribution costs, website hosting charges and outsourcing expenses linked to an increase in bookings in the quarter ended June 30, 2025 as compared to the quarter ended June 30, 2024.

Depreciation and Amortization. Our depreciation and amortization expenses were $7.2 million in the quarter ended June 30, 2025 and $6.7 million in the quarter ended June 30, 2024.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $40.4 million in the quarter ended June 30, 2025 as compared to a profit of $27.9 million in the quarter ended June 30, 2024. Our Adjusted Operating Profit was $47.3 million in the quarter ended June 30, 2025 as compared to $39.1 million in the quarter ended June 30, 2024. For a description of the components and calculation of “Adjusted Operating Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Income (Costs). Our net finance cost was $4.0 million in the quarter ended June 30, 2025 as compared to net finance income of $1.7 million in the quarter ended June 30, 2024, primarily due to an increase in interest expense on financial liabilities measured at amortized cost and an increase in foreign exchange losses in the quarter ended June 30, 2025 as compared to the quarter ended June 30, 2024.

Income Tax Expense. Our income tax expense was $10.6 million in the quarter ended June 30, 2025 as compared to income tax expense of $8.5 million in the quarter ended June 30, 2024, primarily due to an increase in our taxable income in the quarter ended June 30, 2025.

Profit for the Period. As a result of the foregoing factors, our profit for the quarter ended June 30, 2025 was $25.8 million as compared to $21.0 million in the quarter ended June 30, 2024. Our Adjusted Net Profit was $49.4 million in the quarter ended June 30, 2025, as compared to $44.5 million in the quarter ended June 30, 2024. For a description of the components and calculation of “Adjusted Net Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings per Share. As a result of the foregoing factors, diluted earnings per share was $0.22 for the quarter ended June 30, 2025 as compared to $0.19 in the quarter ended June 30, 2024. Our Adjusted Diluted Earnings per share was $0.42 in the quarter ended June 30, 2025 as compared to $0.39 in the quarter ended June 30, 2024. For a description of the components and calculation of “Adjusted Diluted Earnings per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at June 30, 2025, cash and cash equivalents and term deposits (including restricted cash and cash equivalents and term deposits of $11.6 million) on our balance sheet was $804.2 million. As at June 30, 2025, we had $0.7 million in bank overdrafts.

Recent Developments

Repurchase of Class B Shares from Trip.com

On July 2, 2025, we completed the repurchase of 34,372,221 Class B shares from Trip.com Group Limited (“Trip.com”) pursuant to the amended and restated share repurchase agreement dated June 23, 2025 between MakeMyTrip and Trip.com. All of the 34,372,221 Class B shares repurchased from Trip.com by MakeMyTrip have been cancelled.

Following the completion of the repurchase, MakeMyTrip has a total of 95,383,399 shares outstanding, comprising 89,851,697 ordinary shares, 5,295,690 Class B shares and 236,012 ordinary shares held as treasury shares. Trip.com holds 10,773,694 ordinary shares and 5,295,690 Class B shares, representing approximately 16.90% of the voting power in MakeMyTrip.

Please refer to our Form 6-K dated July 2, 2025 furnished with the United States Securities and Exchange Commission for further details.

Changes to Audit Committee

With effect from July 22, 2025, one of our independent directors, Hashim Joomye, has been appointed as a member of our audit committee. Following such appointment, our audit committee consists of three members (being May Yihong Wu, Aditya Tim Guleri and Hashim Joomye) and one non-voting observer, Jane Jie Sun. Our audit committee will continue to be chaired by May Yihong Wu. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act.

Establishment of Nominations Committee

With effect from July 22, 2025, MakeMyTrip has established a nominations committee that consists of three members, being Deep Kalra, May Yihong Wu and Hashim Joomye. Our nominations committee is chaired by Deep Kalra. Other than Deep Kalra, each member of the nominations committee satisfies the independence requirements of the Nasdaq Rules. We follow home country practice that permits our nominations committee not to comprise solely of independent directors, in lieu of complying with Rule 5605(e)(2) of the Nasdaq Rules that requires the nominations committee to comprise solely of independent directors.

Repurchases of Shares and Convertible Notes

The Company’s share repurchase plan, pursuant to which the Company can repurchase its ordinary shares at any price determined by its board of directors from time to time, remains effective until March 31, 2026. Furthermore, the board of directors has authorized the Company to repurchase its 2028 Notes from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws (including Rule 14e-5 of the U.S. Securities Exchange Act of 1934). The aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $136.0 million and the aggregate amount of ordinary shares that may be repurchased by the Company shall not exceed $60.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program.

There were no repurchases of ordinary shares pursuant to the share repurchase plan or repurchases of 2028 Notes during the first quarter of fiscal year 2026. As at June 30, 2025, we had remaining authority to repurchase an aggregate of up to $114.2 million of our outstanding ordinary shares and 2028 Notes.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended June 30, 2025 beginning at 7:30 AM EDT or 5:00 PM IST on July 22, 2025 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following link https://makemytrip.zoom.us/webinar/register/WN_jqB2Tas6T0ygMDSx2Vz59Q to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit ”, “Adjusted Net Profit”, “Adjusted Diluted Earnings per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this release.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of procurement of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Similarly, in our car bookings business, we generally recognize revenue on a “gross” basis.

We also refer to Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit for the period and diluted earnings per share for the period, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, amortization of acquired intangibles, gain on discontinuation of equity-accounted investment, net change in financial liability relating to acquisitions, share of loss of equity-accounted investees, interest expense on financial liabilities measured at amortized cost, and income tax expense for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share instead of results from operating activities, profit for the period and diluted earnings per share calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when applying IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes that percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit, Adjusted Net Profit, Adjusted Diluted Earnings per Share, Adjusted Margin, Adjusted Margin % and constant currency results represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “is/are likely to”, “intend”, “may”, “potential”, “plan”, “project”, “should”, “seek”, “will”, or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated June 16, 2025, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, foreign exchange and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Senior Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2025	As at June 30, 2025
Assets
Property, plant and equipment	26,457	25,102
Intangible assets and goodwill	597,791	594,215
Trade and other receivables	8,879	8,802
Investment in equity-accounted investees	1,914	1,734
Other investments	972	2,526
Term deposits	2,130	3,895
Non-current tax assets, net	18,044	19,923
Deferred tax assets, net	106,431	97,063
Other non-current assets	402	183
Total non-current assets	763,020	753,443
Inventories	363	364
Contract assets	507	6,128
Current tax assets, net	9,140	—
Trade and other receivables	141,143	146,588
Term deposits	252,286	313,703
Other current assets(*)	152,931	3,172,097
Cash and cash equivalents	508,898	486,596
Total current assets	1,065,268	4,125,476
Total assets	1,828,288	4,878,919
Equity
Share capital	56	65
Share premium	2,203,445	3,827,264
Other components of equity(*)	(71,003)	(2,866,899)
Accumulated deficit	(929,868)	(903,930)
Total equity attributable to owners of the Company	1,202,630	56,500
Non-controlling interests	5,347	5,243
Total equity	1,207,977	61,743
Liabilities
Loans and borrowings(#)	13,895	1,133,222
Employee benefits	14,705	15,049
Contract liabilities	175	148
Deferred tax liabilities, net	2,526	55,648
Other non-current liabilities	12,396	12,374
Total non-current liabilities	43,697	1,216,441
Bank overdraft	536	687
Loans and borrowings(#)	222,142	226,144
Trade and other payables	146,999	159,476
Contract liabilities	120,098	88,879
Other current liabilities(*)	86,839	3,125,549
Total current liabilities	576,614	3,600,735
Total liabilities	620,311	4,817,176
Total equity and liabilities	1,828,288	4,878,919

# Loans and borrowings include lease liabilities amounting to $14.2 million as at June 30, 2025 (as at March 31, 2025: $15.4 million).

* During the quarter ended June 30, 2025, the Company received net proceeds of approximately $3,038.8 million pursuant to the issuance of 18,400,000 ordinary shares and $1,437.5 million in aggregate principal amount of convertible senior notes due 2030. Such net proceeds were deposited in an escrow account. On July 2, 2025, these proceeds were used to repurchase 34,372,221 of the Company’s own Class B shares pursuant to the amended and restated share repurchase agreement dated June 23, 2025 between MakeMyTrip and Trip.com. As at June 30, 2025, a financial liability of approximately $3,038.8 million was also recognized, with a corresponding debit to equity, as a result of the aforementioned agreement.

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended June 30
	2024	2025
Revenue
Air ticketing	57,546	60,125
Hotels and packages	146,846	141,648
Bus ticketing	29,217	38,753
Other revenue	20,910	28,320
Total revenue	254,519	268,846
Other income	50	1,525
Service cost
Procurement cost of hotels and packages services	78,654	67,182
Other cost of providing services	6,439	7,705
Personnel expenses	38,202	40,220
Marketing and sales promotion expenses	40,076	43,925
Other operating expenses	56,680	63,811
Depreciation and amortization	6,660	7,167
Results from operating activities	27,858	40,361
Finance income	7,214	6,794
Finance costs	5,539	10,770
Net finance income (costs)	1,675	(3,976)
Share of loss of equity-accounted investees	(15)	(6)
Profit before tax	29,518	36,379
Income tax expense	(8,472)	(10,574)
Profit for the period	21,046	25,805
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value	(452)	—
	(452)	—
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(275)	(2,368)
Other comprehensive income (loss) for the period, net of tax	(727)	(2,368)
Total comprehensive income for the period	20,319	23,437
Profit (loss) attributable to:
Owners of the Company	21,030	25,924
Non-controlling interests	16	(119)
Profit for the period	21,046	25,805
Total comprehensive income (loss) attributable to:
Owners of the Company	20,305	23,567
Non-controlling interests	14	(130)
Total comprehensive income for the period	20,319	23,437
Earnings per share (in USD)
Basic	0.19	0.23
Diluted	0.19	0.22
Weighted average number of shares (including Class B Shares)
Basic	112,025,507	115,111,656
Diluted	113,483,212	117,286,124

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Treasury Shares Reserve	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Other Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2025	56	2,203,445	31,122	(21,722)	(84)	118,412	(198,731)	—	(929,868)	1,202,630	5,347	1,207,977
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	—	—	—	—	—	25,924	25,924	(119)	25,805
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,357)	—	—	(2,357)	(11)	(2,368)
Total other comprehensive income (loss)	—	—	—	—	—	—	(2,357)	—	—	(2,357)	(11)	(2,368)
Total comprehensive income (loss) for the period	—	—	—	—	—	—	(2,357)	—	25,924	23,567	(130)	23,437
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	—	6,012	—	—	—	6,012	26	6,038
Issue of ordinary shares on exercise of share based awards	—	2,809	—	—	—	(2,484)	—	—	—	325	—	325
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(14)	—	—	14	—	—	—
Issue of convertible notes	—	—	241,728	—	—	—	—	—	—	241,728	—	241,728
Recognition of financial liability for acquisition of own shares	—	—	—	—	—	—	—	(3,038,817)	—	(3,038,817)	—	(3,038,817)
Issue of ordinary shares	9	1,621,010	—	—	—	—	—	—	—	1,621,019	—	1,621,019
Total contributions by owners	9	1,623,819	241,728	—	—	3,514	—	(3,038,817)	14	(1,169,733)	26	(1,169,707)
Changes in ownership interests
Change in fair value of financial liability for acquisition of non-controlling interests	—	—	—	—	—	—	36	—	—	36	—	36
Total changes in ownership interests	—	—	—	—	—	—	36	—	—	36	—	36
Total transactions with owners of the Company	9	1,623,819	241,728	—	—	3,514	36	(3,038,817)	14	(1,169,697)	26	(1,169,671)
Balance as at June 30, 2025	65	3,827,264	272,850	(21,722)	(84)	121,926	(201,052)	(3,038,817)	(903,930)	56,500	5,243	61,743

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	2024	2025
Profit for the period	21,046	25,805
Adjustments for non-cash items	21,856	25,785
Changes in working capital	29,421	(9,747)
Net cash generated from operating activities	72,323	41,843
Net cash used in investing activities	(45,868)	(60,691)
Net cash used in financing activities	(4,993)	(2,251)
Increase (decrease) in cash and cash equivalents	21,462	(21,099)
Cash and cash equivalents at beginning of the period	327,065	508,362
Effect of exchange rate fluctuations on cash held	44	(1,354)
Cash and cash equivalents (net of bank overdraft) at end of the period	348,571	485,909

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025
Consolidated Revenue	57,546	60,125	146,846	141,648	29,217	38,753	20,910	28,320	254,519	268,846
Add: Customer inducement costs recorded as a reduction of revenue*	31,563	36,935	39,083	47,415	3,139	3,840	447	880	74,232	89,070
Less: Service cost	—	—	78,654	67,182	—	—	6,439	7,705	85,093	74,887
Adjusted Margin	89,109	97,060	107,275	121,881	32,356	42,593	14,918	21,495	243,658	283,029
Other income									50	1,525
Personnel expenses									(38,202)	(40,220)
Marketing and sales promotion expenses									(40,076)	(43,925)
Customer inducement costs recorded as a reduction of revenue*									(74,232)	(89,070)
Other operating expenses									(56,680)	(63,811)
Depreciation and amortization									(6,660)	(7,167)
Finance income									7,214	6,794
Finance costs									(5,539)	(10,770)
Share of loss of equity-accounted investees									(15)	(6)
Profit before tax									29,518	36,379

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin represents IFRS revenue after adding back certain customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2024	2025	2024	2025	2024	2025	2024	2025
Revenue as per IFRS	57,546	60,125	146,846	141,648	29,217	38,753	20,910	28,320
Add: Customer inducement costs recorded as a reduction of revenue	31,563	36,935	39,083	47,415	3,139	3,840	447	880
Less: Service cost	—	—	78,654	67,182	—	—	6,439	7,705
Adjusted Margin(2)	89,109	97,060	107,275	121,881	32,356	42,593	14,918	21,495

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit	For the three months ended June 30
(Unaudited)	2024	2025
Results from operating activities as per IFRS	27,858	40,361
Add: Acquisition related intangibles amortization	2,881	2,875
Add: Employee share-based compensation costs	8,400	5,466
Less: Gain on discontinuation of equity accounted investment	—	(1,361)
Adjusted Operating Profit	39,139	47,341

The following table reconciles our profit for the period (an IFRS measure) to Adjusted Net Profit (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit	For the three months ended June 30
(Unaudited)	2024	2025
Profit for the period as per IFRS	21,046	25,805
Add: Acquisition related intangibles amortization	2,881	2,875
Add: Employee share-based compensation costs	8,400	5,466
Less: Gain on discontinuation of equity accounted investment	—	(1,361)
Add: Interest expense on financial liabilities measured at amortized cost	3,709	6,064
Add: Income tax expense	8,472	10,574
Add: Share of loss of equity-accounted investees	15	6
Adjusted Net Profit	44,523	49,429

The following table reconciles our diluted earnings per share for the period (an IFRS measure) to Adjusted Diluted Earnings per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings per Share	For the three months ended June 30
(Unaudited)	2024	2025
Diluted Earnings per Share for the period as per IFRS	0.19	0.22
Add: Acquisition related intangibles amortization	0.03	0.02
Add: Employee share-based compensation costs	0.07	0.05
Less: Gain on discontinuation of equity accounted investment	—	(0.01)
Add: Interest expense on financial liabilities measured at amortized cost	0.03	0.05
Add: Income tax expense	0.07	0.09
Add: Share of loss of equity-accounted investees	*	*
Adjusted Diluted Earnings per Share	0.39	0.42

* Less than $0.01.

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount for the period indicated:

(Unaudited)	For the three months ended June 30, 2025
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	60,125	141,648	38,753	28,320	268,846	97,060	121,881	42,593	21,495
Impact of Foreign Currency Translation	1,375	2,683	692	675	5,425	2,271	2,875	791	499
Constant Currency Amount	61,500	144,331	39,445	28,995	274,271	99,331	124,756	43,384	21,994

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth for the period indicated:

(Unaudited)	For the three months ended June 30, 2025
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	4.5%	-3.5%	32.6%	35.4%	5.6%	8.9%	13.6%	31.6%	44.1%
Impact of Foreign Currency Translation	2.4%	1.8%	2.4%	3.3%	2.2%	2.6%	2.7%	2.5%	3.3%
Constant Currency Growth	6.9%	-1.7%	35.0%	38.7%	7.8%	11.5%	16.3%	34.1%	47.4%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended June 30
	2024	2025
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	14,156	14,479
Hotels and Packages – Room nights	9,108	10,657
Standalone Hotels – Online(2) – Room nights	8,830	10,387
Bus Ticketing – Bus tickets(4)	26,558	35,205

Adjusted Margin
Air Ticketing(3)	$89,109	$97,060
Hotels and Packages	107,275	121,881
Bus Ticketing	32,356	42,593
Others	14,918	21,495

Gross Bookings
Air Ticketing(3)	$1,397,070	$1,433,383
Hotels and Packages	611,331	687,712
Bus Ticketing	315,973	415,541
Other Transport Services	55,984	71,843
	$2,380,358	$2,608,479

Adjusted Margin %
Air Ticketing(3)	6.4%	6.8%
Hotels and Packages	17.5%	17.7%
Bus Ticketing	10.2%	10.3%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(3)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.
(4)
“Bus tickets” means tickets issued to customers for bus journeys, and is reported net of cancellations. Prior to the quarter ended March 31, 2025, we reported "Travelled tickets" which was the total number of bus journeys undertaken by our customers for the relevant period.